Exhibit 1.01 Conflict Minerals Report
Introduction
This report has been prepared by the management of Kulicke and Soffa Industries, Inc. (the “Company,” “we,” “us” or “K&S”) for the calendar year ended December 31, 2017.
A. Company Overview
The Company designs, manufactures and sells capital equipment and tools used to assemble semiconductor devices, including integrated circuits (“ICs”), high and low powered discrete devices, light-emitting diodes (“LEDs”), and power modules. We also service, maintain, repair and upgrade our equipment. Our customers primarily consist of semiconductor device manufacturers, integrated device manufacturers ("IDMs"), outsourced semiconductor assembly and test providers (“OSATs”), other electronics manufacturers and automotive electronics suppliers.
We operate two main business segments, Capital Equipment and Aftermarket Products and Services ("APS").
Capital Equipment Segment
We manufacture and sell a line of ball bonders, wafer level bonders, wedge bonders, advanced packaging and electronic assembly solutions that are sold to semiconductor device manufacturers, IDMs, OSATs, other electronics manufacturers and automotive electronics suppliers.
From our due diligence analysis described in Section D, we believe that our equipment contain electronic components and circuit parts, which may contain tin, tantalum, tungsten and gold ("3TG").
APS Segment
In our APS segment, we manufacture and sell a variety of tools for a broad range of semiconductor packaging applications. Our principal APS segment products include capillaries, bonding wedges and dicing blades. We also offer spare parts, equipment repair, maintenance and servicing, training services, and upgrades for our equipment through our APS business segment.
Suppliers
Substantially all of our manufacturing operations are located in countries other than the U.S. We manufacture our ball, wedge and APAMA(Advanced Packaging with Adaptive Machine Analytics) and AT Premier bonders in Singapore, our Hybrid and Electronics Assembly products in the Netherlands, our capillaries, bonding wedges and dicing blades in China and our capillary blanks in Israel.
We depend on our suppliers, including sole source suppliers, for critical raw materials, components and sub-assemblies. Our products are complex and require raw materials, components and sub-assemblies having a high degree of reliability, accuracy and performance. We rely on subcontractors to manufacture many of these components and sub-assemblies.
Some of our suppliers in turn rely on sub-suppliers for some of the raw materials, components and sub-assemblies that go into the modules that the suppliers supply us.

B. Conflict Minerals Compliance Plan

Conflict Minerals Policy
As part of the Conflict Minerals Policy which the Company formulated in 2013 and continued to follow in 2017, the Company conducts the following:

•	Exercising the Organization for Economic Co-operation and Development ("OECD") Due Diligence Guidance for conducting inquiries into our suppliers and encouraging our suppliers to do the same.

•	Providing due diligence information to confirm the 3TG in our supply chain are DRC conflict-free and expecting our suppliers to do likewise.

•	Providing transparency in the implementation of this policy by making available reports on our progress to relevant stakeholders and the public.
The Conflict Minerals Policy is publicly available on our website at http://www.kns.com/KnS/assets/Other-Publications/Policies/CRCM_Policies_11022016.pdf. We are not including the information contained on our website as a part of, or incorporating it by reference into, this filing.
For additional information about our commitment to responsible sourcing and other human rights, see our Code of Conduct at https://www.kns.com/Corporate-Responsibility/People.
Conflict Minerals Framework and Action Plan
We have adopted the following framework in working towards our Conflict Minerals compliance as set forth in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements (“OECD Guidance”)
We took the following approach in assessing our Conflicts Minerals compliance:

Establish strong management systems
Step 1
• Establish Conflict Mineral Policy
• Form a team to implement policy and oversee due diligence
• Establish systems and processes to engage tier-1 suppliers
Identify & access risks in supply chain
Step 2
• Identify Tier-1 suppliers with 3TG conflict minerals in their products
• Request information on smelters / refiners using standard due diligence tools
Design & Implement a risk strategy
Step 3
• Report supply chain risk assessment
• Build supply chain information capability to improve performance
• Adopt a risk management plan and track supplier performance
Carry out independent 3rd-party audits
Step 4
• Support development of third party audits of smelters / refiners
• Audit process for due diligences in preparation for SEC reporting
Report annually on Supply Chain due diligence
Step 5
• Document and communicate the company's due diligence
• Report on risk assessment and mitigation
• Respond to customer requests

We formed a multi-disciplinary Conflict Minerals team to implement our Conflict Minerals compliance process, as below:

Who
Input
Conflict Minerals Compliance Process
Output
CM Team
Dodd Frank Act
Understand SEC Requirements
Decide affected Product Families
Team meeting minutes
Engineer-ing
Product BOMs
Identify each item in BOMs for 3TGs
3TG items ?
no
end
yes
3TG list of items
Supply Chain
EICC/GeSI standard letter & template
Identify consumables / Indirects for 3TG
Identify affected first-tier suppliers
Educate & send requests to suppliers
Update 3TG list as DRC free or undeterminable
Complete 3TG list & templates
Supplier
CFS list
Send request to sub-suppliers
Cascade down supply chain to smelters
CFS?
no
yes
Provide due diligence proof and audit plan
Submit roll-up templates and plans
Finance
Form SD
Prepare and submit the CMR and Form SD to SEC
Annual Report & Post on website

For certain subsidiaries, we sent the Electronics Industry Citizenship Coalition/Global e-Sustainability Initiative Conflict Minerals Reporting Template ("CMRT") to the top 90% of the suppliers in terms of total purchases.

C. Conflict Minerals Team
In early 2013, in pursuit of achieving Conflict Minerals compliance, we formed a Conflict Minerals Committee (the "Committee"). The Committee consists of employees from the Engineering, Supply Chain, Quality, IT, Legal and Finance departments of K&S. The purpose of the Committee was to oversee the work that was required to bring K&S in conformance with Rule 13p-1 under the Securities Exchange Act (the "Rule"). Employees were assigned from different parts of the organization to support the due diligence process in identifying if 3TG were present in the Company's material purchases for the assembly of its products. The Committee regularly reviewed the due diligence progress to identify and provide resources to support the Conflict Minerals legislation requirements. The Committee appointed a multi-disciplinary due diligence team with the following responsibilities:
Engineering

•	Analyze and identify the Bill of Materials ("BOM") of products that contain 3TG

•	Establish guidelines and controls to select Conflict Free Smelters ("CFS") sources for new and existing design and development of new and existing products
Supply Chain

•	Identify Tier-1 suppliers

•	Communicate with, educate and request information from affected Tier-1 suppliers and track information down the supply chain to smelter sources

•	Review responses, report identified "red flags" and develop risk mitigation strategy for suppliers violating sourcing policy

•	Track and report supplier performance or progress on 3TG due diligence
Quality

•	Establish systems and processes to ensure due diligence compliance

•	Support third-party due diligence audits in preparation of SEC reporting, if any

•	Respond to customer requests

•	Conduct internal audits and audits of suppliers in collaboration with Supply Chain
IT

•	Provide system support for IT data collection tools to assist in the due diligence process

•	Enhance IT requirements and automate for future years

Legal

•	Interpret regulations, assist in development of policies and processes based on OECD Guidance and review of contract language

•	Track evolving guidelines and developments on Conflict Minerals compliance

•	Assist in the compilation of Form SD and the Conflict Minerals Report ("CMR")
Finance

•	Document and communicate K&S Conflict Minerals due diligence on the K&S website

•	Coordinate third-party due diligence audits on the CMR, if any

•	Prepare Form SD and the CMR

•	File Form SD and the CMR with SEC

D. Due Diligence Process
Design of Due Diligence
Our due diligence measures have been designed to conform, in all material respects, to the framework in the OECD Guidance and related supplements for 3TG.
1. Establish company management systems
We have established a management system for Conflict Minerals. Our management system includes the Committee, sponsored by our President and Chief Executive Officer, as well as executive-level representatives and a multi-disciplinary team of subject matter experts from relevant functions such as:

•	Engineering

•	Supply Chain

•	Quality

•	IT

•	Legal

•	Finance
This team is responsible for implementing our Conflict Minerals compliance strategy and is led by our Senior VP, Global Operations and Chief Quality Officer, who acts as the executive Conflict Minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis. The Conflict Minerals team remains abreast of developments concerning Conflict Minerals by way of regular participation in industry events (such as roundtable discussions and webinars) and interaction with industrial peers.
Control systems
Control systems include, but are not limited to, our Code of Conduct which outlines expected behaviors for all K&S employees. As we enter into new contracts, or when our existing contracts come up for renewal, we are adding a clause to require our suppliers to submit their declaration per the CMRT.
Supplier Engagement
With respect to the OECD requirement to strengthen engagement with suppliers, as described above, we continue to strengthen our engagement with suppliers, encouraging them to further engage with their sub-suppliers with the intentions of ultimately identifying smelter sources. Necessary training was also made available to the Tier-1 suppliers.
Feedback from this engagement has allowed us to determine the quality of responses, understand the current stage of compliance or extent of undeterminability and lastly categorize suppliers for future actions.
K&S conducts Conflict Minerals program audits regularly at identified key or red flagged 3TG suppliers to access their process and confirm that a management system is in place to provide accurate CMRT information when requested.
Violation of CM Policy
Employees and suppliers can report any violations of K&S’s policies through K&S's Whistleblower procedure. To date, we have not encountered any person that, to our knowledge, is in violation of our policy.

Maintain records
We have adopted a policy to retain relevant documentation in line with our quality management systems. K&S is ISO 9001:2008 Quality Management System certified. One of the requirements in the ISO 9001:2008 is Control of Records (clause 4.2.4) which defines the controls needed for the identification, storage, protection, retrieval, retention and disposition of records.
2. Identify and assess risk in the supply chain
Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify the complete universe of sub-suppliers of our suppliers.
Our Supply Chain team identified 124 Tier-1 suppliers to which we sent the CMRT. We rely on these suppliers, whose components may contain 3TG, to provide us with information about the source of Conflict Minerals contained in the components supplied to us. Our Tier-1 suppliers are similarly reliant upon information provided by their suppliers.
The Conflict Minerals team reviewed and verified the completed templates, declarations and records from suppliers for completeness. The information received was updated in the K&S conflict minerals database. We also sought the services of a third-party vendor in engaging with our suppliers, follow-ups and consolidation of responses.
The following is the process that the Conflict Minerals team followed in the review and update of the information received:

The Conflict Minerals team assessed risks and made decisions for mitigation actions that needed to be taken for any non-compliance found in the reported information from suppliers for Conflict Minerals.
3. Design and implement a strategy to respond to identified risks
K&S has an approved risk management plan, through which the Conflict Minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management.
As part of our risk management plan, and to ensure suppliers understand our expectations, we have a website (http://www.kns.com/Supplier-Portal) with information, outreach events, and supplier's training. We are not including the information contained on our website as a part of, or incorporating it by reference into, this filing.
As described in our Conflict Minerals Policy, in order to fulfill our conflict mineral reporting obligations, we will work with any suppliers whom we have reason to believe are supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country. We also attempt to establish an alternative source of 3TG in cases where the potential sources may be supporting such conflict, as provided in the OECD Guidance.

4. Carry out independent third-party audit of smelter/refiner due diligence practices
We do not typically have a direct relationship with smelters and refiners of 3TG and do not perform or direct audits of these entities within our supply chain. We rely on lists published by organizations (listed in the following page of this report) to evaluate the Conflict-Free Source of Origin ("CFS") status of the smelters identified by the Surveyed Suppliers.
5. Report annually on supply chain due diligence
In lieu of auditing, and in our efforts to follow the OECD Guidance, we determined that requesting supplier information on smelters and refiners using the CMRT template, and reviewing the responses received, represents the most reasonable effort to determine the mine or country of origin. Our annual CMR will be posted as part of our SEC filings and on our website.
Determination
As of the cut-off date of April 6, 2018 for responses from our Tier-1 suppliers and follow-ups, we have received responses from 97% of the Surveyed Suppliers and reviewed the responses against criteria developed to determine which suppliers required further engagement. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template. We have worked directly with these suppliers to better understand their responses.
Responses included the names of about 554 entities listed by our suppliers as smelters or refiners. On average, our suppliers have completed about 85% of their 3TG smelter identification.
K&S checked the smelters identified by the Surveyed Suppliers against the lists published by the below organizations as CFS status:
Conflict Free Sourcing Initiative (CFSI)
Responsible Jewellery Council (RJC)
London Bullion Market Association (LBMA)
Dubai Multi Commodity Centre (DMCC)
As defined by the above organizations, “Compliant” smelters include smelters that have undergone a third party audit for having systems in place to assure sourcing of only DRC conflict free materials and are therefore identified as CFS status. "Compliant" smelters also include smelters that are only using recycled or scrap source and smelters with source not from the DRC. “Active” smelters are those who are in the process of being audited, or have committed to begin the audit process.
The below table summarizes certain information pertaining to smelters identified by the Surveyed Suppliers as of April 6, 2018:

Total number of smelters identified by Surveyed Suppliers	554
Number of “Compliant” smelters	278
Number of “Active” smelters	12
Number for which further information is needed to determine status and location (“Unclassified" smelters)	264
Number of "Unclassified" smelters currently reported as located in the DRC	2	*
*As part of the risk mitigation strategy, K&S is currently verifying the source of the smelters reported to be located in the DRC and will be in discussion with the affected suppliers on the available options if any smelter is found to be sourcing from the DRC. These options include:

•	Supplier switching to an available alternative source;

•	If alternative source is not available, supplier to work towards qualifying an alternative source; or

•	supplier to work with Smelter to be "Compliant".

E. Future steps towards Conflict Minerals compliance
Moving forward, we intend to take the following steps with respect to our due diligence process to further mitigate any risk that any Conflict Minerals in our products could benefit armed groups in the DRC or adjoining countries:

a.	Continue to identify suppliers whose supplies contain 3TG for all new product launches;

b.	Continue to include Conflict Minerals flow-down clauses in new or renewed supplier contracts;

c.	Continue to engage with suppliers frequently and direct them to training resources to increase response rate and improve compliance to the Rule;

d.	Encourage suppliers to move their sourcing of 3TG to smelters on the Conflict Free Smelter List;

e.	Continue to encourage our direct suppliers to purchase materials from smelters listed in the Conflict Free Smelter List; and

f.
After providing the opportunity to change, we will disengage from those of our suppliers found to be persisting in supplying us with 3TG from sources that support conflict in the DRC or any adjoining country, by establishing an alternative source of 3TG.

We continue to work with OECD, Supply Chain Organizational Requirements ("SCOR"), industry peers and relevant trade associations to define and improve best practices and leverage over the supply chain.

Forward-Looking Statement Disclaimer
This report includes forward-looking statements, including but not limited those regarding K&S expected future supplier diligence and engagement efforts and development of related processes. These statements and their underlying assumptions are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from current expectations, including but not limited to: regulatory changes and judicial developments relating to conflict minerals disclosure; changes in our supply chain, components and parts, or products; industry developments relating to supply chain diligence, disclosure and other practices; and other risks described in our most recent reports on Form 10-K/A, Form 10-Q and other SEC filings. Forward-looking statements are based on estimates, projections and assumptions as of May 31, 2018, and K&S undertakes no obligation to update any such statements.